Exhibit 21.1

List of Subsidiaries of BREF HR, LLC

(as of June 30, 2011)

Subsidiary	Jurisdiction of Incorporation or Organization

HRHH JV Junior Mezz, LLC	Delaware
HRHH JV Senior Mezz, LLC	Delaware
HRHH Development, LLC	Delaware
HRHH Café, LLC	Delaware
HRHH Gaming Junior Mezz, LLC	Delaware
HRHH Gaming Senior Mezz, LLC	Delaware
BREF HRHH, LLC	Delaware
HRHH IP, LLC	Delaware
HRHH Hotel/Casino, LLC	Delaware
HRHH Gaming Member, LLC	Delaware
HRHH Gaming, LLC	Delaware